

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 3, 2010

Kay Krill, President
AnnTaylor Stores Corporation
7 Times Square
New York, New York 10036

> **Re:** **AnnTaylor Stores Corporation**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Supplemental Response Filed October 12, 2010**
> **File No. 1-10738**

Dear Ms. Krill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

1. We partially reissue comment one from our letter dated September 29, 2010. We continue to note the Exhibit 10.42 was not filed in its entirety. Please confirm that you will file these exhibits in their entirety with your next periodic report. The instruction relied upon does not appear to be appropriate as the basis for removing Schedule A, which would appear to contain material terms to the restricted stock award agreement.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202)551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kay Krill, President
        Via facsimile to (212) 457-2252